SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

October 10, 2013

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed on April 22, 2013 (File No. 000-30698)

Dear Ms. Collins and Ms. Kindelan:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 23, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2012 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 8. Financial Information

Notes to Consolidated Financial Statements

Revenue Recognition

Fee-based services, page F-13

1.                                      We note from your response to our prior comment 5 that your primary responsibility to the game developers includes promoting the games, providing virtual currency exchange services and maintaining the platform for players to easily access the games. However, the disclosures on page F-13 only refer to your responsibility to promote the games. Please describe further your contractual obligations to the game developers and specifically address the terms of such arrangements as it relates to maintaining the game platform. Also, clarify whether the virtual items purchased within your platform are transferable if the same game is played in another platform. In addition, please consider revising your future disclosures to clarify such terms.

The Company respectfully advises the Staff that its contractual obligations to game developers include promoting the games (where most of the efforts are made and where the developers see most of the value), providing virtual currency exchange services, maintaining the platform for players to easily access the games and offering customer support to resolve registration, log on, currency exchange and other similar issues (but do not include in-game issues, which are resolved by the technical support of the game developers).  Maintaining the platform for players to easily access the games means that the Company will maintain a link in its online game channel to the games, which are hosted by the game developers.

The Company further advises the Staff that virtual items purchased within the Company’s platform can be transferred to the same game on another platform.  However, no transfer requests have been received in the past.

The Company confirms that it will revise in its future filing to disclose that its contractual obligations to the game developers typically include promoting the games, providing virtual currency exchange services, maintaining the platform for players to easily access the games and offering customer support to resolve registration, log on, currency exchange and other similar issues (but do not include in-game issues, which are resolved by the technical support of the game developers).

2.                                      You also state that revenue from the sale of virtual items is recognized over the estimated consumption period of the in-game virtual items, which is typically within a short period of time after the purchase of in-game credits. Please tell us the estimated consumption period for such items and clarify what you mean by “a short period of time.” Also, please consider including this information in future filings to the extent this revenue stream become material to your operations.

The Company respectfully advises the Staff that the estimated consumption period varies from game to game but typically ranges from a few days to within one month.

The Company will consider to revise in future filing additional details on the estimated consumption period, should such revenue stream becomes material to its operations.

Note 12 Shareholders’ Equity

Valuation of Stock Options, page F-29

3.                                      We note from your response to prior comment 7 that you do not have sufficient historical share option exercise experience to provide a reasonable basis upon which to estimate the expected term. You further explain that you have experienced significant business structure changes in the past years and as a result your recent employee share option exercise patterns may not be consistent with prior years. This does not seem to be consistent with your current disclosure where you state the simplified method was used due to the lack of industry comparison. Please confirm for us that you will revise your disclosures in future filings to be consistent with the information provided in the response. Also, please tell us when you anticipate having sufficient historical share option exercise experience such that you will no longer use the simplified method.

The Company confirms that it will revise its disclosures in future filing to be consistent with the information provided below:

“The Company changed the contractual life of its options from 10 years to 6 years in 2007.  Of the six option grants since the change, only the first two batches of options have become fully vested.  The six batches taken as a whole covered a small fraction of the Company’s employees (as most recent grants have been in the form of restricted stock units) and not all the option shares have been exercised or forfeited. Furthermore, the Company experienced significant changes in revenue mix and employee numbers in the past years. The Company has also invested in new businesses. As a result, with such change in business structure, its stock price has been more volatile and its recent employee share option exercise pattern may not be consistent with prior years. The simplified method was also due to the lack of industry comparison.”

The Company will assess whether sufficient information is available at each year end, and, if so, the Company will estimate the expected term based on historical information and revise its methodology accordingly.  To decide whether “sufficient information” is available, the Company will consider whether the information available is representative and can provide a reliable forecast of the exercise pattern of future employee option grants.  In this regard, the Company will consider relevant factors, including, among others, whether industry comparison is readily available, whether there are sizable employee exercises, whether there are sufficient forfeiture historical data under the option plan, and whether there have been significant structural changes in the Company’s business.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4850.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:   Charles Chao, President and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LL